YUKON-NEVADA GOLD CORP. REPORTS FIRST QUARTER RESULTS

Vancouver, BC – May 15, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has released results for the three months ended March 31, 2009. All amounts in this news release are in United States dollars, unless otherwise stated.

During the quarter the Company focused its efforts on providing detailed reports to the Nevada Division of Environmental Protection (NDEP) outlining its plans for ongoing compliance with the concerns raised in the stop order received in March 2008. Having satisfied those concerns and implemented an interim system to improve the capture of mercury emissions at the mill, the Company received approval from the NDEP to restart the operations and has been working to bring the process mill to full operations over the last several weeks.

For the three months ended March 31, 2009, Yukon-Nevada Gold Corp. (the “Company”) reported a net loss of $5.2 million ($0.02 per share), due to the continued shutdown of the mill and mine operations extending from 2008, and compared to a loss of $8.9 million ($0.05 per share) for the three months ended March 31, 2008.

Subsequent to the quarter-end, the Company has entered into an agreement with Great Basin Gold Limited to provide toll milling services at our wholly owned Jerritt Canyon property in Nevada for an additional 11,600 tons of ore at a price of $88 per ton. The Company has worked closely with Great Basin Gold since restarting the mill to complete this agreement and looks forward to future opportunities to provide toll milling services that are needed.

Graham Dickson, President and CEO of the Company comments, “We are pleased that Great Basin Gold has decided to utilize our refurbished milling facilities to treat their ore. It shows a measure of confidence, matching our own, in our ability to operate the milling facilities in a profitable and environmentally sound manner. We will continue our efforts to identify other customers within trucking distance of the property who can have their ore processed at our facility.”

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on SEDAR, www.sedar.com and on the Company's website, http://www.yukon-nevadagold.com/s/FinancialStatements.asp

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's

focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.